February 14, 2020

Sundar Pichai
Chief Executive Officer
Alphabet Inc.
1600 Ampitheatre Parkway
Mountain View, CA 94043

       Re: Alphabet Inc.
           Form 10-Q for the Quarterly Period Ended June 30, 2019
           Filed July 26, 2019
           File No. 001-37580

Dear Mr. Pichai:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology